Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 29, 2022 with respect to the financial statements of Destiny Alternative Fund I LLC for the year ended December 31, 2021 which are contained in the Confidential Private Placement Memorandum and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Independent Registered Public Accounting Firm; Legal Counsel” and “Financial Statements”.

/s/ GRANT THORNTON LLP

Chicago, Illinois

July 1, 2022